UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                           WASHINGTON, D.C.   20549


                                 FORM 10 - SB
                                AMENDMENT NO. 2
                            AS FILED MARCH 6, 2000

                 GENERAL FORM FOR REGISTRATION OF SECURITIES
                OF SMALL BUSINESS ISSUERS UNDER SECTION 12 (b)
                OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934


                                RENT USA, INC.
                              -------------------
                (NAME OF SMALL BUSINESS ISSUER IN ITS CHARTER)


NEVADA                                              33-5695839
-------                                            ------------
(STATE OR OTHER JURISDICTION OF                   (I.R.S. EMPLOYER
INCORPORATION OR ORGANIZATION)                     IDENTIFICATION NO.)

   PO BOX 10, SAN DIMAS, CA 91773-0010
------------------------------------------
(ADDRESS OF PRINCIPAL EXECUTIVE OFFICE)

   (909) 590-3063
---------------------------
(ISSUER'S TELEPHONE NUMBER)

   Any correspondence on this registration statement should be directed to Brian Dvorak at Globalwide Investment Co. by fax: (702) 214-4228 and by mail at: 3450 E Russell Rd
Las Vegas, Nevada 89120

         SECURITIES TO BE REGISTERED UNDER SECTION 12 (b) OF THE ACT:

        TITLE OF EACH CLASS             NAME OF EACH EXCHANGE ON WHICH
        TO BE SO REGISTERED             EACH CLASS IS TO BE REGISTERED

        ---------------------------     ------------------------------

        ---------------------------     ------------------------------

         SECURITIES TO BE REGISTERED UNDER SECTION 12 (g) OF THE ACT:

                         Common Stock - .001 Par Value
                       Preferred Stock - -.001 Par Value
                        -------------------------------
                              (TITLE OF CLASS)

FORWARD LOOKING STATEMENTS

Rent USA, Inc., a developmental stage company ("Rent USA, Inc.," or the "Company") cautions readers that certain important factors may affect the Company's actual results and could cause such results to differ materially from any forward-looking statements that may be deemed to have been made in this Form 10-SB or that are otherwise made by or on behalf of the Company. For this purpose, any statements contained in the Form 10-SB that are not statements of historical fact may be deemed to be forward-looking statements. Without limiting the generality of the foregoing, words such as "may," "expect," "believe," "anticipate," "intend," "could," "estimate," "plans," or "continue" or the negative or other variations thereof or comparable terminology are intended to identify forward-looking statements. Factors that may affect the Company's results include, but are not limited to, the Company's limited operating history, its ability to produce additional products and services, its dependence on a limited number of customers and key personnel, its possible need for additional financing, its dependence on certain industries, and competition from its competitors. With respect to any forward-looking statements contained herein, the Company believes that it is subject to a number of risk factors, including: the Company's ability to implement its product strategies to develop its business in emerging markets; competitive actions; and, general economic and business conditions. Any forward-looking statements in this report should be evaluated in light of these important risk factors. The Company is also subject to other risks detailed herein or set forth from time to time in the Company's filings with the Securities and Exchange Commission.

INFORMATION REQUIRED IN REGISTRATION STATEMENT

TABLE OF CONTENTS


Part I                                                4

Item 1.  Description of Business                      4

Item 2.  Management's Discussion and Analysis
         or Plan of Operation                        11
Item 3.  Description of Property                     13
Item 4.  Security Ownership of Management and
         Others and Certain Security Holders         14
Item 5.  Directors, Executives, Officers and
         Significant Employees                       14
Item 6.  Remuneration of Directors and
         Executive Officers                          16
Item 7.  Interest of Management and Others in
         Certain Transactions                        16
Item 8.  Legal Proceedings                           16

Part II                                              16

Item 1.  Market Price of and Dividends of the
         Registrant's Common Equity and Other
         Stockholder Matters                         16
Item 2.  Recent Sales of Unregistered Securities     16
Item 3.  Description of Securities                   16
Item 4.  Indemnification of Directors and Officers   17

Part F/S                                             17

Item 1.  Financial Statements                        17
Item 2.  Changes in and Disagreements With Accountants
         on Accounting and Financial Disclosure      17

Part III                                             18

Item 1.  Index to Exhibits                           18
Item 2.  Description of Exhibits                     18

Signatures                                           18

Part I

Item 1.  Description of Business

Rent USA, Inc., a developmental stage company, hereinafter referred to as "the Company", is filing this Form 10-SB on a voluntary basis in order to make its financial information equally available to any interested parties or investors.

The Company was originally organized under the laws of the State of Delaware in 1998, as RENT USA, INC, Delaware Company. On November 17, 1999 the Company
changed its    domicile     to the State of Nevada and is now doing business as
RENT
USA, INC., a Nevada Corporation.(See Part III, Articles of Incorporation and Agreement and Plan of Merger, which is the document vehicle required by the state of Nevada to change the company to Nevada).

Rent USA is in the business of acquiring and managing companies that rent construction, forestry and multipurpose equipment to construction firms, contractors, and other users of commercial machinery.

Over the last twenty years, construction and development in the United States has continually increased. Due to this gradual increase of activity, demand for rental construction equipment and machinery has been sustained at a relatively
high level. Large-scale corporations have moved to fulfill this demand.    (It
is management's belief substantiated by review of industry literature including published reports by the American Rental Association, that the change in the industry from primarily a "family-owned" industry to an industry dominated by large corporations, franchises and independent owner/operators forms the basis for this statement. As detailed in "1999 Rental Year in Review" during the past year, there were changes that were "unprecedented in the world of tool rentals. "These changes represented mergers, hostile takeovers and consolidations.)
The opportunity has surfaced for Rent USA to increase its machinery & equipment available for rent to take advantage of the advancing demand for rental
equipment.     (Management formed this opinion based on review of industry reports including "1999 Rental Year in Review" obtained from the internet. The opportunity that management referenced is based on the established principal of providing superior customer service through a strategy of being in close proximity to the customer. By responding to customer needs in a timely and appropriate manner, management believes that the company can increase its market share in the rental industry market.)

In December 1999, the Company purchased    assets selected     from Pacific
Standard Financial Group,    Inc.(PSFG).  PSFG is a diversified company that
invests in manufacturing machinery and equipment for repackaging to targeted enterprises. The Company also entered into a Marketing Agreement with Northland Supply Company. Through this agreement Rent USA, Inc. provides Northland with rental equipment and supplies. Northland is certified by the State of California as a Disabled Veterans Business Enterprise (DVBE) provider under the state of DVBE California program It is management's opinion that the ability to tap into the large contract available under DVBE is a contributing factor to the potential success of the Company. The program is currently exclusively available to California domiciled companies, the competition for these funds is limited. It is anticipated by management that a new federally mandated program will be initiated in 2000. Due to the company's current partnership with a Certified DVBE, it will have an advantage with the proposed federal program due to its current certification and its experience. Northland is the only Certified DVBE in the rental equipment category in California. California is the only state currently utilizing the DVBE set-a-side for construction projects.

Current Service
---------------

   The geographic market area for the company is the southwest United States. By the end of the current year 2000, the Company anticipates it will provide
rental services in California, Nevada, Utah and Arizona.      The Company
provides service in four major categories:

1. Equipment Rentals - the principal service, consists of renting equipment to small and large contractors, and construction companies.

2. Equipment Sales - a supplementary service, incorporating the sale of used machinery to small and large contractors, and construction companies.

3. Re-Rentals - consists of rentals of equipment that Rent USA does not currently have in its inventory. In order to fulfill these orders, Rent USA must rent this equipment from another rental yard at a smaller 20% margin.

4. Trade Rentals - is the process in which Rent USA will rent its equipment to other rental yards in order for them to fulfill their orders.

By following management's acquisitions plan, the Company will position itself
as a premier provider in the above-mentioned service categories.     No
acquisition negotiations are currently under discussion.


Industry Analysis
-----------------

The equipment rental market is growing at a rapid rate    in excess of 20%
annually based on revenues reported to the American Rental Association, an association of over 7200 of the more than 12,000 rental companies in the US. The market for these products amounted to $3 billion in 1996 according to the ARA.

According to the American Rental Association and "Rental Equipment Register", a trade publication, the overall equipment rental market (the "Market") for the construction industry exceeded $3.5 billion in 1997 and rose from that number
in 1998.     It is management's opinion that     the area of greatest growth in
the equipment rental market is in the area of rentals to entities in the process
of fulfilling state and federal contracts.    This is based on the fact that
Federal and state highway construction exceeds 18 billion dollars annually as defined in the US Government budget.

Currently, the market is shared by 7,000 equipment rental yards across the United States, with United Rental Corporation positioned as the market leader. Through acquisitions, United Rental has amassed over $1.7 billion in rental revenues for fiscal 1998. United Rental began its acquisition strategies upon its inception in 1997.

   The service area for Rent USA, Inc. is a twelve-month construction Area. The southwest United States does not experience any disruption in construction due to weather or other season issues.

The company has no operating history to address utilization rate at this time. It is anticipated that the company's utilization rates will be comparable to those in the industry. The rates average to approximately 55% utilization. The Company believes the U.S. equipment rental industry (including used and new equipment sales by rental companies) generates annual revenues in excess of $20 billion. The Company management believes one of the highest growth potential for the Company will be in servicing contractors fulfilling large state and federal funded projects because state and federal government expenditure will require 3% of the expenditures be awarded to DVBE entity such as Northland.


Customer    Profile-General
------------------------

Rent USA's target market includes small and large contractors, and construction companies. The most typical customers for Rent USA's product are individuals or companies in the construction field, which currently use Rent USA's products
for small and large additions, renovations, and construction of    schools,
buildings, and state and federally funded projects.


Competition
-----------

   The equipment rental industry is highly fragmented and competitive. The Company's competitors include: public companies or divisions of public companies (such as Hertz Equipment Rental Corporation, Prime Service, Inc. United Rentals, Inc. and Rental Service Corporation); regional competitors which operate in one or more states; small, independent businesses with one or two rental locations; and equipment vendors and dealers who both sell and rent equipment directly to customers. The Company believes that, in general, large companies enjoy significant competitive advantages compared to smaller operators, including greater purchasing power, a lower cost of capital, the ability to provide customers with a broader range of equipment and services and with newer and better maintained equipment, and greater flexibility to transfer equipment among locations in response to customer demand. Certain of the Company's competitors are larger and have greater financial resources than the Company.


Patents
-------

The Company does not hold trademarks, copyrights or patents.


Regulations
-----------

The passing of the Disabled Veterans Business Enterprise (DVBE) program in California and by Congress on a Federal level gives an entitlement to disabled veterans on a par with minorities. The gives a certified Disabled Veterans Business Enterprise the right to 3% of all expenditures for State of California and Federal public works projects. The company has an agreement that allows it
to utilize this favorable regulation.    This agreement between Northland Rental
& Supply and Rent USA provides for an exclusive marketing arrangement. Rent USA will provide the material, equipment and supplies for all of Northland's projects, as Northland is the only Certified DVBE in the rental equipment business. The agreement is for seven years and is renewable. The agreement is
written and signed by both parties.     Other than this law, no material
regulations govern this business enterprise beyond standard business practices and licenses.

Employees
---------

The Company    has     no organized labor and/or union agreements. The heavy
equipment rental industry has minimal seasonal impact to the employees. The Company will maintain industry standard health and other necessary benefits for its key employees which will be expanded upon on further filings and when the Company has additional cash flow necessary to offer these benefits.

The Company currently holds a 7 year term Employment Contract with the
   Chairman    , CEO, Mr. Al Harvey dated July 27, 1998. The contract agrees upon the duties and compensation between the two parties. (See attached Employment Contract in Part III Item 1 in this registration).

Risk Factors

   Principal components of the Company's growth strategy includes expansion through an ongoing acquisition program, the opening of start-up locations, and internal growth. However, there can be no assurance that the Company will successfully implement its growth strategy or that, if implemented, such strategy will result in ongoing profitability. In addition, the Company may not make acquisitions unless certain financial conditions are satisfied or the consent of new lenders is obtained.

Furthermore, there can be no assurance that the Company's growth rate will be comparable to the past or future growth rate of the overall equipment rental industry or any segment thereof. The Company's growth strategy involves a number of risks and uncertainties, including:

Availability of Acquisition Targets and Sites for Start-up Locations. The Company may encounter substantial competition in its efforts to identify and acquire appropriate acquisition candidates and sites for start-up locations, which could have the effect of increasing prices for acquisitions or such sites. There can be no assurance that the Company will succeed in identifying appropriate acquisition candidates or sites for start-up locations or that the Company will be able to acquire any acquisition candidate or site that it does identify on terms that are acceptable to the Company.

Need to Integrate New Operations. As the Company grows, the Company intends to focus substantial efforts on the efficient integration of new operations, the elimination of duplicative costs and the reduction of overhead. There can be no assurance, however, that the Company will be successful in these efforts or that these efforts may not in certain circumstances adversely affect existing operations.

Need to Recruit Additional Personnel. The Company will require additional personnel in order to implement its growth strategy and support expanded operations. Accordingly, the Company is in the process of recruiting additional operating, acquisition, finance and other personnel from the equipment rental industry and from other industries. There can be no assurance, however, that the Company will succeed in recruiting the requisite qualified personnel as and when needed.

Certain Risks Related to Start-up Locations. The Company expects that start-up locations may initially have a negative impact on results of operations and margins due to several factors, including: (i) the Company will incur significant start-up expenses in connection with establishing each start-up location and (ii) it will generally take some time following the commencement of operations at a start-up location before profitability can be achieved. There can be no assurance that any start-up location will become profitable within the first several years of operations, if at all.

DEPENDENCE ON ADDITIONAL CAPITAL TO FINANCE GROWTH

The Company's growth strategy will require substantial capital investment. Capital will be required by the Company for, among other purposes, completing acquisitions, establishing new rental locations, integrating completed acquisitions, acquiring rental equipment and maintaining the condition of its rental equipment. The Company intends to pay for future acquisitions using cash, capital stock, notes and/or assumption of indebtedness. To the extent that cash generated internally and cash available under credit facilities is not sufficient to provide the capital required for such purposes and future operations, the Company will require additional debt and/or equity financing in order to provide for such capital. There can be no assurance, however, that such financing will be available or, if available, will be available on terms satisfactory to the Company. Failure by the Company to obtain sufficient additional capital in the future could limit the Company's ability to implement its business strategy. Future debt financings, if available, may result in increased interest and amortization expense, increased leverage and decreased income available to fund further acquisitions and expansion, and may limit the Company's ability to withstand competitive pressures and render the Company more vulnerable to economic downturns. Future equity financings may dilute the equity interest of existing stockholders.

POSSIBLE UNDISCOVERED LIABILITIES OF ACQUIRED COMPANIES

Although the Company will perform due diligence investigation of each business that it might acquire, there may nevertheless be liabilities of the Acquired Companies or future acquired companies that the Company fails or is unable to discover during its due diligence investigation and for which the Company, as a successor owner, may be responsible. The Company will seek to minimize the impact of these liabilities by obtaining indemnities and warranties from the seller, which may be supported by deferring payment of a portion of the purchase price. However, these indemnities and warranties, if obtained, may not fully cover the liabilities due to their limited scope, amount, or duration, the financial limitations of the indemnitor or warrantor, or other reasons.

DEPENDENCE ON MANAGEMENT

The Company is highly dependent upon its senior management team. The loss of the services of any member of senior management may have a material adverse effect on the Company. The Company does not presently maintain "key man" life
insurance with respect to members of senior management.   The Company's rental
locations shall be managed by local managers who have extensive experience in the equipment rental industry and substantial knowledge of the local markets served. These managers shall be generally former owners or employees of the businesses acquired by the Company. The loss of one or more of these managers may have a material adverse effect on the Company in the event that the Company is unable to find a suitable replacement in a timely manner.

NEED FOR INTEGRATED INFORMATION TECHNOLOGY SYSTEMS

The Company is in the process of analyzing an integrated information technology system that will link all future locations, integrate operating and financial data on a Company-wide basis, and enable the real-time tracking of rental transactions, equipment availability, inventory and other data. The Company expects that this system will become operational at substantially all the Company's locations by September 2000. The Company thereafter will be required to expand the system on an ongoing basis as it adds locations. Although the Company expects the system to become operational in September 2000, there can be no assurance that the Company will not encounter unexpected delays or that such system when operational will function in accordance with the Company's expectations. Failure of the system to become operational or to function as expected could negatively impact the Company's ability to implement its growth strategy. Until the new system is operational, each acquired business will continue to use the systems that it had in place at the time it was acquired.

COMPETITION

The equipment rental industry is highly competitive and rapidly consolidating. The Company's competitors include public companies or divisions of public companies; regional competitors which operate in one or more states; small, independent businesses with one or two rental locations; and equipment vendors and dealers who both sell and rent equipment directly to customers. Certain of the Company's competitors are larger and have greater financial resources than the Company. There can be no assurance that the Company will not encounter increased competition from existing competitors or new market entrants or that equipment manufacturers will not commence, or increase their efforts, to rent or sell equipment directly to the Company's customers. In addition, to the extent that competitors seek to gain or retain market share by reducing prices, the Company may be required to lower its prices, thereby affecting operating results.

SENSITIVITY TO GENERAL ECONOMIC AND WEATHER CONDITIONS

The Company believes that the equipment rental business is sensitive to changes in economic conditions and that demand for rental equipment can be reduced significantly by adverse weather conditions. There can be no assurance that the Company's business and financial condition will not be adversely affected by (i) changes in general economic conditions, including national, regional and local changes in construction and industrial activity, (ii) increases in interest rates that may result in a higher cost of capital to the Company, or (iii) adverse weather conditions that may decrease construction and industrial activity.

QUARTERLY FLUCTUATIONS OF OPERATING RESULTS

The Company expects that its revenues and operating results may fluctuate from quarter to quarter due to a number of factors, including: seasonal rental patterns of the Company's customers (with rental activity tending to be lower in the winter); changes in general economic conditions in the Company's markets; the timing of acquisitions and the opening of start-up locations (which generally will require a period of time to become profitable) and related costs; the effect of the integration of acquired businesses and start-up locations; the timing of expenditures for new equipment and the disposition of used equipment; and price changes in response to competitive factors. These factors, among others, may result in the Company's results of operations in some future periods not meeting expectations, which could have a material adverse impact on the market price of the Common Stock.

LIABILITY AND INSURANCE

The Company is subject to various possible claims, including claims for personal injury or death caused by equipment rented or sold by the Company or motor vehicle accidents involving Company delivery and service personnel and compensation and other employment related claims. The Company carries a broad range of insurance for the protection of its assets and operations. However, such coverage is subject to $1 million per occurrence. In addition, the Company does not maintain insurance coverage for environmental liability, since the Company believes that the cost for such coverage is high relative to the benefit that it provides. Furthermore, certain types of claims, such as claims for punitive damages or for damages arising from intentional misconduct, which are often alleged in third party lawsuits, might not be covered by the Company's insurance. There can be no assurance that insurance will continue to be available to the Company on economically reasonable terms, if at all, that existing or future claims will not exceed the level of the Company's insurance or relate to matters not covered by the Company's insurance (such as environmental liability), or that the Company will have sufficient capital available to pay any uninsured claims.

ENVIRONMENTAL REGULATION

The Company uses hazardous materials, such as solvents, to clean and maintain its rental equipment and generates and disposes of wastes such as used motor oil, radiator fluid, solvents and batteries. In addition, the Company currently dispenses, or may in the future dispense, petroleum products from underground and above-ground storage tanks located at certain rental locations. These and other activities of the Company are subject to various federal, state and local laws and regulations governing the generation, handling, storage, transportation, treatment and disposal of hazardous substances and wastes. Under such laws, an owner or lessee of real estate may be liable for, among other things, (i) the costs of removal or remediation of certain hazardous or toxic substances located on, in, or emanating from, such property, as well as related costs of investigation and property damage and substantial penalties for violations of such laws, and (ii) environmental contamination at facilities where its waste is or has been disposed. Such laws often impose such liability without regard to whether the owner or lessee knew of, or was responsible for, the presence of such hazardous or toxic substances. Although the Company investigates each business or property that it acquires or leases and believes there are no existing material liabilities relating to non-compliance with environmental laws and regulations, there can be no assurance that there are no undiscovered potential liabilities relating to non-compliance with environmental laws and regulations, that historic or current operations have not resulted in undiscovered conditions that will require investigation and/or remediation under environmental laws, or that future uses or conditions will not result in the imposition of environmental liability upon the Company or expose the Company to third-party actions such as tort suits. Furthermore, there can be no assurance that changes in environmental regulations in the future will not require the Company to make significant capital expenditures to change methods of disposal of hazardous materials or otherwise alter aspects of its operations.

Legal and Governmental

Expansive rights were given to DVBE companies through California law in 1989 and Federal law in 1999. Although unlikely, it is proper to note that Federal DVBE guidelines, which were signed into law (public law 106-50) in the Third Quarter of 1999, and/or the State of California DVBE guidelines could conceivably be revised downward at some future date. This might cause a loss of business that would otherwise come to the Company through its exclusive agreement with Northland, a DVBE certified company. This in turn might cause a loss of income and viability in the marketplace. The Company will remain abreast of this possibility and other legal issues facing the rental industry through following research reported in the "Rental Equipment Register" (RER) and other industry publications, and by retaining on-going legal and accountant counsel to address legal and tax issues.

Item 2.  Management's Discussion and Analysis or Plan of Operation


Present Situation
-----------------

Company

The Company is in the business of acquiring and managing companies that sell and rent construction, forestry and multi-purpose equipment to construction firms, contractors, and other users of commercial machinery.

The Company    will benefit in several ways from the exclusive rental agreement with Northland Rental & Supply. Northland Rental & Supply enjoys the preferred status of a DVBE, entitled by law in both California and Federal law, to 3% of all expenditures for State of California and Federal public works projects. Northland is the only certified rental company for this set-a-side. Secondly, Rents USA through its exclusive contract is positioned to move quickly on Federal projects once the Federal law is implemented.

Additional facilities planned for acquisition:

Riverside, California
Approximately 28,620 square feet office and maintenance facility on a 3.8 acre parcel of land.
Lease term:  Estimated  3-5 years at $7,000 per month

Redding California
Approximately 15,000 square feet of office and warehouse on a five acres parcel of land.
Lease term:  Estimated  3-5 years at $7,000 per month

Pricing and Profitability

   Company believes pricing extended to customers will be competitive to the industry and further believes gross profitability on equipment rental will exceed 32%

Customers

   Rent USA's target market includes, medium small and large contractors, and construction companies. The most typical customers for Rent USA's product are individuals or companies in the construction field, which currently use Rent USA's products for small and large additions, renovations, and construction of homes, buildings, and state and federally funded projects.

Growth Strategy

   The Company's growth strategy is to expand through a disciplined acquisition program, the opening of new rental locations and internal growth and to further diversify its equipment categories and customer markets. The Company believes that as it expands it should gain competitive advantages relative to smaller operators, including greater purchasing power, a lower cost of capital, the ability to provide customers with a broader range of equipment and services and with newer and better maintained equipment, and greater flexibility to transfer equipment among locations in response to customer demand.

In evaluating potential acquisition targets, the Company will consider a number of factors, including the quality of the target's rental equipment and management, the opportunities to improve operating margins and increase internal growth at the target, the economic prospects of the region in which the target is located, the potential for additional acquisitions in the region, and the competitive landscape in the target's markets. The Company will seek expansion opportunities in the Western United States and will pursue acquisition candidates with varying types of equipment and customer specializations. The Company believes that geographic and customer diversification will allow the Company to participate in the overall growth of the equipment rental industry and reduce the Company's sensitivity to fluctuations in regional economic conditions or changes that affect particular market segments.

The Company believes that there will be significant opportunities to improve operating margins at acquired companies through the efficient integration of new and existing operations, the elimination of duplicative costs, reduction in overhead, the centralization of functions such as purchasing and information technology, and the application of best practices. The Company also believes that a lack of capital has constrained expansion and modernization at many small and mid-sized equipment rental companies and that as a result there is significant potential to increase internal growth at many acquired companies through capital investment. The Company will seek to increase internal growth by investing in additional and more modern equipment, using advanced information technology systems to improve asset utilization and tracking, increasing sales and marketing efforts, expanding the customer segments and geographic areas served, and opening complementary locations.

Sales Strategy

Because of the special market characteristics (increased demand for timely completion of construction projects), the Company's sales strategy includes the implementation of field representatives that target contractors who are submitting bids on projects. Rent USA's strategic alliance with Northland Rental & Supply, a Disabled Veterans Business Enterprise (DVBE) enables the Company to participate in State of California and Federal DVBE mandated projects where companies who are not associated with a DVBE contractor may participate only after a Disabled Veterans Business has been contracted with. Three (3%) percent of all California State and Federal contracts must be, by entitlement, offered to DVBE certified companies. Rent has an exclusive contract with a DVBE certified company as discussed above, Northland Rental and Supplies.

   LIQUIDITY AND CAPITAL RESOURCES

The Company has funded its cash requirements to date from the issuance $$$ in Common Stock for assets owned and controlled by Pacific Standard Financial Inc.

The Company is currently in negotiations a Credit Facility of approximately $4 million. The Company expects such increase to become effective following completion of the Offerings. There can be no assurance, however, that such increase will become effective at such time, if The Company expects that following completion of the Offerings its principal sources of cash will be borrowings under the Credit Facility and cash generated from operations. The Company estimates that such sources will be sufficient to fund the cash required for the Company's existing operations (not including new acquisitions or start-up locations that are not currently under development, which may require additional financing as discussed below) for at least 12 months following completion of the Offerings. The Company expects that following the Offerings its principal needs for cash relating to its operations will be to fund (i) operating activities and working capital, (ii) the purchase of equipment on an ongoing basis to maintain the quality and competitiveness of its existing rental equipment, (iii) the purchase of equipment required to expand and modernize the rental equipment at certain locations, (iv) the purchase of equipment and other items required to maintain sufficient inventory of the new equipment and related merchandise and parts that the Company offers for sale, and (v) the installation of an integrated information technology system.

Item 3.  Description of Property

The Company    plans to lease a 2 acre yard and     office space in Chino,
California. The lease term has been extended to    February 28, 2003     with a
base rent of $3,250 per month.

   The Company also maintains a small corporate office located at 3450 E. Russell Road, Las Vegas, Nevada 89120.

Equipment Owned / Leased

MODEL          MACHINE
-----------------------
AMERICAN       Comp-wheel
BEE GEE        18'
BOBCAT         BREAKER
BOBCAT         AUGER
CASE           BUCKETS
CAT            D-6H
CAT            D-7G
CAT            D-8N
CAT            988
CAT            824B
CAT            416H
DAEWOO         G25S
DAEWOO         G25S
FORD           F350
Ford           Water Truck
GREENLEY       Drop Hammer
GREENLEY       Binder
GREENLEY       Puller
GROVE          66' Boom
HARBOR         4X8 TRAILOR
ISCCO          1700 Hammer
JOHN DEER      Gator
JOHN DEER      Gator
JOHN DEER      Gator

KENWORTH       600
MARK 80'       80' Boom
MILLER         Welder
MQ             20 kw
MISC.          Shop Tools
STORAGE UNIT   20'
TRAILER        8X20
WAKER          Gen 5000 W
WAKER          Gen 5000 W
WAKER          Gen 3000 W
WAKER          Jumping Jack
WAKER          Plate
UPRIGHT        24' SCISSOR

Item 4.  Security Ownership of Management and Others and Certain Security
         Holders

To the best knowledge of the Company as of November 1, 1999, other than Pacific Standard Financial Group, Inc., ("PSFG") which received 1,098,289 for select assets purchased, there are no persons known by the Company to own beneficially more than 5% of the Company's outstanding common stock. It is to the best knowledge of the Company that the Stock received by PSFG was divided up between those owners and not one person ones 5% of the stock transferred to that company.

All Executive Officers and Directors as a Group:

AL HARVEY                             1,500 (Less than 5%)

Item 5.  Directors, Executives, Officers and Significant Employees

The directors and officers of the Company are as follows:

Name               Age             Position
------------    -------     --------------------

Al Harvey           56         Chairman     and CEO
Dan McCoy           37         President     & CFO
Gary Hulbert        63             Vice President & Regional Manager


Management Responsibilities
----------------------------

Al Harvey,    Chairman     and CEO

Mr. Harvey develops and maintains the company vision. Oversees all areas and company departments. Approves all financial obligations. Seeks business opportunities and strategic alliances with other organizations. Plans, develops and establishes policies and objectives of business organization in accordance with board directives and company charter. Directs and coordinates financial programs to provide funding for new or continuing operations in order to maximize return on investments and increase productivity.

Goals include: To form Rent USA into one of the premier equipment rental companies in the Unites States by maintaining quality of equipment, service and reliability to facilitate increased revenues, profitability, and exposure.

Dan McCoy,    President     and CFO

Works closely with CEO to develop revenue and profitability goals. Works with investors and creditors to raise required capital to meet Companies funding requirements. Works with CEO to target and review feasibility of potential acquisitions. Overseas Company's overall accounting and tax liabilities. Works with Sales Manager to establish optimal sales levels and pricing.

Gary Hulbert, Vice President and Regional Manager

Oversees the Southern California Divisions of the Company to ensure maximum profitability and adherence to Board mandated policies and directives.

Management Team Backgrounds
---------------------------

The strength of Rent USA's management team stems from combined expertise in both management and technical areas. This has produced outstanding results over the past years. In addition, the leadership and alignment characteristics of Rent USA's management team have resulted in the establishment of broad and flexible goals designed to meet the ever-changing demands of the quickly moving marketplace requiring Rent USA's products. This is evident when the team responds to situations requiring new and innovative capabilities.


Al Harvey,    Chairman     & CEO

Mr. Harvey's professional experience includes virtually every aspect of the equipment rental industry. He has been involved in the construction and rental industry for over 30 years. Mr. Harvey has acquired specific knowledge of the needs of construction


Daniel L. McCoy,    President     & CFO

Mr. McCoy has extensive experience in the banking and finance area. Previous position held include: January 1995 to December 1999, President and founder of Ayrlett Company a manufacture and marketer of injection molded plastic valves used in the plumbing industry. January 1994 to January 1995, Fist Vice President International Industrial Bank of Moscow Russia. June 1991 to December 1993, Vice President & Manger International Banking, Union Bank of California. 1986 to June 1991, Vice President & Manager, International Treasury Services for Standard Chartered Bank of London.


Gary Hulbert, Vice President & Regional Manager

With more than 40 years heavy equipment sales and management experience, Mr. Hulbert brings great depth to the Rent USA management team. Owner Southland Equipment December 1999 to May 1989, Equipment Salesman Western Equipment Sales November 1985 to May 1989, Operations Manager Scott Machinery Co.82-85, Partner Sealpoint Diving & Salvage Company 79-82, 59 Sheppard Machinery mechanic, parts & branch.

Item 6.  Remuneration of Directors and Executive Officers

                         Annual                 (a)Off Balance
Name:                    Comp.                   Sheet Sales
------------------------------------------------------------
Al Harvey, CEO          $ 225,000
Dan McCoy,    PRES    &CFO     $ 150,000
Gary Hulbert, VP&RM     $  84,000                          1%
Open - Controller       $  42,000

(a) percent representative of off balance sheet sales handled personally by
officer.     "Off balance sheet" sales refers to equipment sales, primary of used equipment belonging to Company's customers, that are sold by Company on a consignment basis and are not placed on the Company's balance sheet during the sales period. For conducting or arranging such sales, Company will earn a commission from seller. Typically this commission is equivalent to 6%-12% of the sales price.

Item 7.  Interest of Management and Others in Certain Transactions

No known conflicts of interest or self dealing are known at this time.

Item 8.  Legal Proceedings

There is no litigation pending at this time.

Part II

Item 1. Market Price of and Dividends of the Registrant's Common Equity and Other Stockholder Matters

Dividends have not been issued by the Company. The market value is to be determined.

Item 2.  Recent Sales of Unregistered Securities

None.

Item 3.  Description of Securities

The Company is authorized to issue 20,000,000 shares of Common Stock, par value $0.001 per share and 5,000,000 shares of Preferred Stock, par value $0.001 per share. The Company's presently 4,895,250 shares of Common Stock issued and outstanding are held by approximately 30 of record.

Common Stock.

All shares of Common Stock have equal voting rights and, when validly issued and outstanding, are entitled to one vote per share in all matters to be voted upon by shareholders. The shares of Common Stock have no preemptive, subscription, conversion or redemption rights and may be issued only as fully paid and non-assessable shares. Cumulative voting in the election of directors is not permitted, which means that the holders of a majority of the issued and outstanding shares of Common Stock represented at any meeting at which a quorum is present will be able to elect the entire Board of Directors if they so choose and, in such event, the holders of the remaining shares of Common Stock will not be able to elect any Directors. In the event of liquidation of the

Company, each shareholder is entitled to receive a proportionate share of the Company's assets available for distribution to shareholders after the payment of liabilities and after distribution in full of preferential amounts, if any. All shares of the Company's Common Stock issued and outstanding are fully-paid and non-assessable. Holders of the Common Stock are entitled to a pro-rata share in dividends and distributions with respect to the Common Stock, as may be declared by the Board of Directors out of funds legally available therefore.

Preferred Shares.

Shares of Preferred Stock may be issued from time to time in one or more Series as may be determined by the Board of Directors. The voting powers and preferences, the relative rights of each such Series and the qualifications, limitations and restrictions thereof shall be established by the Board of Directors, except that no holder of Preferred Stock shall have preemptive rights.

Item 4.  Indemnification of Directors and Officers

The Nevada Revised Statutes and the Company's Articles of Incorporation and Bylaws authorize indemnification of a director, officer, employee or agent of the Company against expenses incurred by him or her in connection with any action, suit, or proceeding to which such person is named a party by reason of having acted or served in such capacity, except for liabilities arising from such person's own misconduct or negligence in performance of duty. In addition, even a director, officer, employee or agent of the Company who was found liable for misconduct or negligence in the performance of duty may obtain such indemnification if, in view of all the circumstances in the case, a court of competent jurisdiction determines such person is fairly and reasonably entitled to indemnification. Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers, or persons controlling the Company pursuant to the foregoing provisions, the Company has been informed that in the opinion of the Commission, such indemnification is against public policy as expressed in the Act and is therefore unenforceable.

Part F/S

Item 1.  Financial Statements

The audited financial statements of the Company and related notes which are included in this offering have been examined by James E. Slayton, CPA, and have been so included in reliance upon the opinion of such accountant given upon their authority as an expert in auditing and accounting.

The following documents are filed as part of this report:

a) Rent USA, Inc.

                                Rent USA, Inc.
                        (A DEVELOPMENT STAGE COMPANY)

                             FINANCIAL STATEMENTS
                                 December 31, 1999

                        TABLE OF CONTENTS

                                                           PAGE
INDEPENDENT AUDITORS' REPORT                               F-1

BALANCE SHEET - ASSETS                                     F-2

BALANCE SHEET - LIABILITIES AND SHAREHOLDER'S EQUITY       F-3

STATEMENT OF OPERATIONS                                    F-4

STATEMENT OF STOCKHOLDERS' EQUITY                          F-5

STATEMENT OF CASH FLOWS                                    F-6

NOTES TO FINANCIAL STATEMENTS                              F-7

James E. Slayton, CPA
   2858 WEST MARKET STREET
SUITE C
FAIRLAWN, OHIO 44333
1-330-865-3553

                        INDEPENDENT AUDITORS' REPORT

Board of Directors                                     December 31, 1999
Rent USA, Inc. (The Company)
Las Vegas, Nevada 89109

     I have audited the Balance Sheet of  Rent USA, Inc.  (A Development
Stage Company)    formerly known as Rent USA, Inc. as of December 31,
1999,     and the related Statements of Operations, Stockholders' Equity and
Cash Flows for the period    July 27, 1998     (Date of Inception) to
   December 31, 1999.      These financial statements are the responsibility
of the Company's management. My responsibility is to express an opinion on these financial statements based on my audit.

     I conducted my audit in accordance with generally accepted auditing standards. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis evidence supporting the amounts and disclosures in the financial statement presentation. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

     In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Rent USA, Inc.,
(A Development Stage Company), as of    December 31, 1999,     and the
results of its operations and cash flows for the period    July 27, 1998
(Date of Inception) to    December 31, 1999,     in conformity with generally
accepted accounting principles.

     The accompanying financial statements have been prepared assuming the Company will continue as a going concern. As discussed in Note 3 to the financial statements, the Company has had limited operations and has not generated significant revenues from planned principal operations.
This raises substantial doubt about its ability to continue as a going concern. Management's plan in regard to these matters is also described in
Note 3. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

/s/ James E. Slayton
-------------------------
James E. Slayton, CPA
Ohio License ID# 04-1-15582

                                Rent USA, Inc.
                        (A DEVELOPMENT STAGE COMPANY)
                                BALANCE SHEET
                                    AS AT
                                 December 31, 1999


                                    ASSETS

   ASSETS

CURRENT ASSETS
Cash                                                                    0.00
                                                                -------------
Total Current Assets                                                    0.00

PROPERTY AND EQUIPMENT
Property and Equipment(net of depreciation
   7,110,588.00
                                                                -------------
Total Property and Equipment
   7,110,588.00

OTHER ASSETS
Organization Costs(net of amortization)                                 0.00
                                                                -------------
Total Other Assets                                                      0.00
                                                                -------------
TOTAL ASSETS
   7,110,588.00
                                                                -------------
                                                                -------------

                 See accompanying notes to financial statements
                                     F-2

                                Rent USA, Inc.
                        (A DEVELOPMENT STAGE COMPANY)
                                BALANCE SHEET
                                    AS AT
                                 December 31, 1999

                            LIABILITIES & EQUITY


CURRENT LIABILITES
Accounts Payable                                                      910.00
                                                                -------------
Total Current Liabilities
   910.00

OTHER LIABILITIES
Noncurrent Liabilities                                          1,661,721.00
                                                                -------------
Total Other Liabilities                                         1,661,721.00

                                                                -------------
Total Liabilities
   1,662,631.00

   EQUITY
Common Stock, $0.001 par value, authorized 20,000,000
shares; issued and outstanding at    12/31/1999,
6,098,289 common shares                                             6,098.00
Additional Paid in Capital                                      5,490,347.00
   Preferred Stock, $0.001 par value, authorized 5,000,000,
none issued
0.00
Retained Earnings (Deficit accumulated during development
stage)
   (48,488.00)
                                                                -------------
Total Stockholders' Equity
   5,447,957.00
                                                                -------------
   TOTAL LIABILITIES & OWNER'S EQUITY
   $7,110,588.00
                                                                -------------
                                                                -------------


                 See accompanying notes to financial statements
                                     F-3

                                Rent USA, Inc.
                        (A DEVELOPMENT STAGE COMPANY)
                           STATEMENT OF OPERATIONS
                                 FOR PERIOD
               July 27, 1998 (Date of Inception) to December 31, 1999


    REVENUE
Services                                                                0.00

   COSTS AND EXPENSES
   General and Administrative
5,910.00
   Depreciation Expense
   42,578.00
                                                                -------------
     Total Costs and Expenses
   48,488.00
                                                                -------------
             Net Income or (Loss)
(48,488.00)
                                                                -------------
                                                                -------------

Weighted average number of common
   shares outstanding                                              5,109,829

   Basic Net Loss Per Share
(0.01)


                 See accompanying notes to financial statements

                                     Rent USA, Inc.
                              (A DEVELOPMENT STAGE COMPANY)
                       STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
                                        FOR PERIOD
                      July 27, 1998(Date of Inception) to December 31, 1999



                                                                    Deficit
                                                                accumulated
                           Common                  Additional        during         Total
                            Stock                     paid-in   development Stockholder's
                           Shares        Amount       capital         stage        Equity
                     ------------  ------------  ------------  ------------  ------------

March 26, 1999         5,000,000      5,000.00          0.00                    5,000.00
Issued for cash

December 10, 1999      1,098,289         1,098.00  5,490,347.00                       5,491,445
Issued as part of
December 10, 1999
purchase agreement

Net loss                                                           (48,488.00)   (48,488.00)
   July 27, 1998
(inception) to
December 31, 1999
                     ------------  ------------  ------------  ------------  ------------
Balances as at
   December 31, 1999      6,098,289     $6,098.00 $5,490,347.00   ($48,488.00)$5,447,957.00
                     ------------  ------------  ------------  ------------  ------------
                     ------------  ------------  ------------  ------------  ------------


                 See accompanying notes to financial statements

                                Rent USA, Inc.
                        (A DEVELOPMENT STAGE COMPANY)
                           STATEMENT OF CASH FLOWS
                                 FOR PERIOD
               July 27, 1998 (Date of Inception) to December 31, 1999




CASH FLOWS FROM OPERATING ACTIVITIES
 Net (loss) from operations
   ($48,488.00)
 Adjustments to reconciled net income o net cash provided
 Depreciation Expense
   42,578.00
 Increase in accounts payable                                         910.00
 Services rendered in exchange for stock                                0.00
                                                                -------------
         Net cash provided by operating activities
(5,000.00)

CASH FLOWS FROM INVESTING ACTIVITIES
Purchase of software                                                    0.00
Purchase of domain name                                                 0.00
Purchase of URL                                                         0.00
                                                                -------------
      Net cash used by investing activities                             0.00

CASH FLOWS FROM FINANCING ACTIVITIES
Issuance of Capital Stock                                           5,000.00
Advances from parent company                                            0.00
                                                                -------------
      Net cash provided by financing activities                     5,000.00


      Net increase (decrease) in cash                                   0.00
      Balances as at end of period                                      0.00


                 See accompanying notes to financial statements

                                Rent USA, Inc.
                        (A DEVELOPMENT STAGE COMPANY)
                        NOTES TO FINANCIAL STATEMENTS

NOTE 1 - HISTORY AND ORGANIZATION OF THE COMPANY

     The Company was organized July 27, 1998(Date of Inception) under the laws of the State of Delaware, as Rent USA, Inc. (The Company) has no operations and in accordance with SFAS #7, the Company is considered a development stage company.

     On March 26, 1999, the Company issued 5,000,000 shares of its $.001 par value common stock for $5,000.00 in cash.

     On or about November 17, 1999, the Company incorporated in Nevada solely for the purpose of moving the corporate domicile to Nevada.

        On December 31, 1999,     the Company issued 1,098,289 shares of its
$.001 par value common stock as part of an asset purchase agreement. The Company assumed related liabilities in the amount of $1,661,721.00.

     The Company has 20,000,000 of $.001 par value common stock authorized and 5,000,000 of $.001 par value preferred stock authorized.

     There have been no other issuances of equity or Common Stock.

NOTE 2 - ACCOUNTING POLICIES AND PROCEDURES

     Accounting policies and procedures have not been determined except as follows:

     1.  The Company uses the accrual method of accounting.

     2.  The cost of organization was expensed when incurred.

     3. Basic earnings per share is computed using the weighted average number of shares of common stock outstanding.

     4. The Company has not yet adopted any policy regarding payment of dividends. No dividends have been paid since inception.

     5. The cost of equipment is depreciated over the estimated useful life of the equipment utilizing the straight line method of depreciation. The
amount of depreciation recorded during this period was    $42,578.00.

                                Rent USA, Inc.
                        (A DEVELOPMENT STAGE COMPANY)
                        NOTES TO FINANCIAL STATEMENTS

NOTE 2 - ACCOUNTING POLICIES AND PROCEDURES - CONTINUED

     6. The Company experienced losses since its inception (Date of inception) to December , 1999. The Company will review its need for a provision for federal income tax after each operating quarter and each period
for which a statement of operations is issued.   There has not been any
deferred tax benefits recorded as management has deemed it less than likely that the net operating losses will be utilized.

     7.  The Company has adopted December 31 as its fiscal year end.

     8.  The Company records its inventory at cost.

     9. The preparation of financial statements in conformity with generally accepted accounting principles requires that management make estimates and assumptions which affect the reported amounts of assets and liabilities as at the date of the financial statements and revenues and expenses for the period reported. Actual results may differ from these estimates.

     10. The Company's Statement of Cash Flows is reported utilizing cash(currency on hand and demand deposits) and cash equivalents( short-term, highly liquid investments). The Company's Statement of Cash Flows is reported utilizing the indirect method of reporting cash flows.

NOTE 3 - GOING CONCERN

     The Company's financial statements are prepared using the generally accepted accounting principles applicable to a going concern, which contemplates the realization of assets and liquidation of liabilities in the normal course of business. However, the Company has not generated significant revenues from its planned principal operations. Without realization of additional capital, it would be unlikely for the Company to continue as a going concern.

                                Rent USA, Inc.
                        (A DEVELOPMENT STAGE COMPANY)
                        NOTES TO FINANCIAL STATEMENTS
                                 December 31, 1999

NOTE 4 - RELATED PARTY TRANSACTION

     Office services are provided without charge by a director. Such costs are immaterial to the financial statements and, accordingly, have not been reflected therein. The officers and directors of the Company are involved in other business activities and may, in the future, become involved in other business opportunities. If a specific business opportunity becomes available, such persons may face a conflict in selecting between the Company and their other business interests. The Company has not formulated a policy for the resolution of such conflicts.

NOTE 5 - WARRANTS AND OPTIONS

     There are no warrants or options outstanding to acquire any additional shares of common stock.

NOTE 6 - YEAR 2000 ISSUE

     The Year 2000 issue arises because many computerized systems use two digits rather than four to identify a year. Date-sensitive systems may recognize the year 2000 as 1900 or some other date, resulting in errors when information using year 2000 dates is processed. In addition, similar problems may arise in systems which use certain dates in 1999 to represent something other than a date. The effects of the Year 2000 issue may be experienced before on, or after January 1, 2000 and if not addressed, the impact on operations and financial reporting may range from minor errors to significant systems failure which could affect an entity's ability to conduct normal business operations. It is not possible to be certain that all aspects of the Year 2000 issue affecting the entity, including those related to the efforts of customers, suppliers, or other third parties will be fully resolved.

NOTE 7 - LONG TERM COMMITMENTS

     The Company neither owns or leases any real or personal property.
Office services are provided without charge by a director. Such costs are immaterial to the financial statements and, accordingly, have not been reflected therein. The officers and directors of the Company are involved in other business activities and may, in the future, become involved in other business opportunities. If a specific business opportunity becomes available, such persons may face a conflict in selecting between the Company and their other business interests. The Company has not formulated a policy
for the resolution of such conflicts.      The Company gave a note as part of
the asset purchase agreement in the amount of $1,661,721. The note is due 180 days after the closing of the asset purchase agreement and has an interest rate of 8.5% annually.

Item 2. Changes in and Disagreements With Accountant on Accounting and Financial Disclosure

None.

Part III

Item 1.  Index to Exhibits

Exhibit
Number       Title
--------     ------

3.1 Nevada Article of Incorporation*
3.2 Nevada By Laws*
10.1 Employment Contract between Rent USA, Inc. and Mr. Al
     Harvey*
10.2 Marketing Agreement between Big Iron Rental and Northland
     Supply Company*
10.3 Agreement and Plan of Merger*

* Previously filed as an exhibit to the Company's Form 10-SB.

SIGNATURES

In accordance with Section 12 of the Securities Exchange Act of 1934, the registrant caused this amendment to the registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.

                                  Rent USA, Inc.
                                  (Registrant)


Date: March 6, 2000                    By: /s/ Al Harvey
                                       -----------------------
                                        Al Harvey
                                           Chairman